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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

P.E. 1/31/02

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of JANUARY, 2002

AMERICA MOBILE

(Translation of registrant's name into English)

LAGO ALBERTO 366, COL. ANAHUAC, 11320, MEXICO D.F.

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):
82-______________.]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

____
(Registrant)

Date JANUARY 28, 2002

By ____________________
(Signature)*
CARLOS GARCIA MORENO
CHIEF FINANCIAL OFFICER

*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A. Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 unde the Securities Exchange Act of 1934.

B. Information and Document Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not requir to be furnished on Form 40-F or previously furnished, such issuer (i) makes or is required to make public pursuant to the law of t jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on whic its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its secur holders.

AMÉRICA MÓVIL, S.A. DE C.V.

January 17, 2002

COPY OF THE LETTER FILED WITH:

Mr. Jorge Familiar Calderón
Vice President of Stock Market Supervision
National Securities Commission
Insurgentes Sur 1971, Torre Norte, 10th floor
01020 Mexico D.F.

Re: Purchase of Shares of América Móvil, S.A. de C.V.

Dear Mr. Familiar Calderón:

On behalf of América Móvil, S.A. de C.V. ("América Móvil"), and in accordance with the resolutions adopted to such effect by the Board of Directors of América Móvil at a meeting held on July 10, 2001 and at the general meeting of shareholders on July 31, 2001, this is to inform you that, pursuant to the terms of the first section of Article 14 Bis of the Securities Exchange Law and the applicable provisions of Circular 11-34 issued by the National Banking and Securities Commission, América Móvil on January 17, 2002 acquired through market value purchases on the Bolsa Mexicana de Valores, S.A. de C.V., 4,000,000 class "L" shares of América Móvil at an aggregate price of $36,252,224.00. This purchase was effected through Inversora Bursátil, S.A. de C.V., Casa de Bolsa Grupo Financiero Inbursa.

Pursuant to tenth provision of Circular 11-34, the Bolsa Mexicana de Valores, S.A. de C.V., has been requested to notify public investors, by means of the Boletín Bursátil, the information contained herein, pursuant to the twelfth provision of Circular 11-33 issued by the National Banking and Securities Commission.

Sincerely,

Carlos García Moreno
Chief Financial Officer

AMÉRICA MÓVIL, S.A. DE C.V.

January 18, 2002

COPY OF THE LETTER FILED WITH:

Mr. Jorge Familiar Calderón
Vice President of Stock Market Supervision
National Securities Commission
Insurgentes Sur 1971, Torre Norte, 10th floor
01020 Mexico D.F.

Re: Purchase of Shares of América Móvil, S.A. de C.V.

Dear Mr. Familiar Calderón:

On behalf of América Móvil, S.A. de C.V. ("América Móvil"), and in accordance with the resolutions adopted to such effect by the Board of Directors of América Móvil at a meeting held on July 10, 2001 and at the general meeting of shareholders on July 31, 2001, this is to inform you that, pursuant to the terms of the first section of Article 14 Bis of the Securities Exchange Law and the applicable provisions of Circular 11-34 issued by the National Banking and Securities Commission, América Móvil on January 18, 2002 acquired through market value purchases on the Bolsa Mexicana de Valores, S.A. de C.V., 2,000,000 class "L" shares of América Móvil at an aggregate price of $17,889,000.00. This purchase was effected through Inversora Bursátil, S.A. de C.V., Casa de Bolsa Grupo Financiero Inbursa.

Pursuant to tenth provision of Circular 11-34, the Bolsa Mexicana de Valores, S.A. de C.V., has been requested to notify public investors, by means of the Boletín Bursátil, the information contained herein, pursuant to the twelfth provision of Circular 11-33 issued by the National Banking and Securities Commission.

Sincerely,

Carlos García Moreno
Chief Financial Officer

AMÉRICA MÓVIL, S.A. DE C.V.

January 21, 2002

COPY OF THE LETTER FILED WITH:

Mr. Jorge Familiar Calderón
Vice President of Stock Market Supervision
National Securities Commission
Insurgentes Sur 1971, Torre Norte, 10th floor
01020 Mexico D.F.

Re: Purchase of Shares of América Móvil, S.A. de C.V.

Dear Mr. Familiar Calderón:

On behalf of América Móvil, S.A. de C.V. ("América Móvil"), and in accordance with the resolutions adopted to such effect by the Board of Directors of América Móvil at a meeting held on July 10, 2001 and at the general meeting of shareholders on July 31, 2001, this is to inform you that, pursuant to the terms of the first section of Article 14 Bis of the Securities Exchange Law and the applicable provisions of Circular 11-34 issued by the National Banking and Securities Commission, América Móvil on January 21, 2002 acquired through market value purchases on the Bolsa Mexicana de Valores, S.A. de C.V., 1,000,000 class "L" shares of América Móvil at an aggregate price of $8,785,866.00. This purchase was effected through Inversora Bursátil, S.A. de C.V., Casa de Bolsa Grupo Financiero Inbursa.

Pursuant to tenth provision of Circular 11-34, the Bolsa Mexicana de Valores, S.A. de C.V., has been requested to notify public investors, by means of the Boletín Bursátil, the information contained herein, pursuant to the twelfth provision of Circular 11-33 issued by the National Banking and Securities Commission.

Sincerely,

Carlos García Moreno
Chief Financial Officer

AMÉRICA MÓVIL, S.A. DE C.V.

January 22, 2002

COPY OF THE LETTER FILED WITH:

Mr. Jorge Familiar Calderón
Vice President of Stock Market Supervision
National Securities Commission
Insurgentes Sur 1971, Torre Norte, 10th floor
01020 Mexico D.F.

Re: Purchase of Shares of América Móvil, S.A. de C.V.

Dear Mr. Familiar Calderón:

On behalf of América Móvil, S.A. de C.V. ("América Móvil"), and in accordance with the resolutions adopted to such effect by the Board of Directors of América Móvil at a meeting held on July 10, 2001 and at the general meeting of shareholders on July 31, 2001, this is to inform you that, pursuant to the terms of the first section of Article 14 Bis of the Securities Exchange Law and the applicable provisions of Circular 11-34 issued by the National Banking and Securities Commission, América Móvil on January 22, 2002 acquired through market value purchases on the Bolsa Mexicana de Valores, S.A. de C.V., 1,000,000 class "L" shares of América Móvil at an aggregate price of $8,715,000.00. This purchase was effected through Inversora Bursátil, S.A. de C.V., Casa de Bolsa Grupo Financiero Inbursa.

Pursuant to tenth provision of Circular 11-34, the Bolsa Mexicana de Valores, S.A. de C.V., has been requested to notify public investors, by means of the Boletín Bursátil, the information contained herein, pursuant to the twelfth provision of Circular 11-33 issued by the National Banking and Securities Commission.

Sincerely,

Carlos García Moreno
Chief Financial Officer

AMÉRICA MÓVIL, S.A. DE C.V.

January 23, 2002

COPY OF THE LETTER FILED WITH:

Mr. Jorge Familiar Calderón
Vice President of Stock Market Supervision
National Securities Commission
Insurgentes Sur 1971, Torre Norte, 10th floor
01020 Mexico D.F.

Re: Purchase of Shares of América Móvil, S.A. de C.V.

Dear Mr. Familiar Calderón:

On behalf of América Móvil, S.A. de C.V. ("América Móvil"), and in accordance with the resolutions adopted to such effect by the Board of Directors of América Móvil at a meeting held on July 10, 2001 and at the general meeting of shareholders on July 31, 2001, this is to inform you that, pursuant to the terms of the first section of Article 14 Bis of the Securities Exchange Law and the applicable provisions of Circular 11-34 issued by the National Banking and Securities Commission, América Móvil on January 23, 2002 acquired through market value purchases on the Bolsa Mexicana de Valores, S.A. de C.V., 4,000,000 class "L" shares of América Móvil at an aggregate price of $35,420,364.00. This purchase was effected through Inversora Bursátil, S.A. de C.V., Casa de Bolsa Grupo Financiero Inbursa.

Pursuant to tenth provision of Circular 11-34, the Bolsa Mexicana de Valores, S.A. de C.V., has been requested to notify public investors, by means of the Boletín Bursátil, the information contained herein, pursuant to the twelfth provision of Circular 11-33 issued by the National Banking and Securities Commission.

Sincerely,

Carlos García Moreno
Chief Financial Officer

AMÉRICA MÓVIL, S.A. DE C.V.

January 24, 2002

COPY OF THE LETTER FILED WITH:

Mr. Jorge Familiar Calderón
Vice President of Stock Market Supervision
National Securities Commission
Insurgentes Sur 1971, Torre Norte, 10th floor
01020 Mexico D.F.

Re: Purchase of Shares of América Móvil, S.A. de C.V.

Dear Mr. Familiar Calderón:

On behalf of América Móvil, S.A. de C.V. ("América Móvil"), and in accordance with the resolutions adopted to such effect by the Board of Directors of América Móvil at a meeting held on July 10, 2001 and at the general meeting of shareholders on July 31, 2001, this is to inform you that, pursuant to the terms of the first section of Article 14 Bis of the Securities Exchange Law and the applicable provisions of Circular 11-34 issued by the National Banking and Securities Commission, América Móvil on January 24, 2002 acquired through market value purchases on the Bolsa Mexicana de Valores, S.A. de C.V., 1,000,000 class "L" shares of América Móvil at an aggregate price of $9,043,000.00. This purchase was effected through Inversora Bursátil, S.A. de C.V., Casa de Bolsa Grupo Financiero Inbursa.

Pursuant to tenth provision of Circular 11-34, the Bolsa Mexicana de Valores, S.A. de C.V., has been requested to notify public investors, by means of the Boletín Bursátil, the information contained herein, pursuant to the twelfth provision of Circular 11-33 issued by the National Banking and Securities Commission.

Sincerely,

Carlos García Moreno
Chief Financial Officer

AMÉRICA MÓVIL, S.A. DE C.V.

January 25, 2002

COPY OF THE LETTER FILED WITH:

Mr. Jorge Familiar Calderón
Vice President of Stock Market Supervision
National Securities Commission
Insurgentes Sur 1971, Torre Norte, 10th floor
01020 Mexico D.F.

Re: Purchase of Shares of América Móvil, S.A. de C.V.

Dear Mr. Familiar Calderón:

On behalf of América Móvil, S.A. de C.V. ("América Móvil"), and in accordance with the resolutions adopted to such effect by the Board of Directors of América Móvil at a meeting held on July 10, 2001 and at the general meeting of shareholders on July 31, 2001, this is to inform you that, pursuant to the terms of the first section of Article 14 Bis of the Securities Exchange Law and the applicable provisions of Circular 11-34 issued by the National Banking and Securities Commission, América Móvil on January 25, 2002 acquired through market value purchases on the Bolsa Mexicana de Valores, S.A. de C.V., 1,000,000 class "L" shares of América Móvil at an aggregate price of $9,012,856.00. This purchase was effected through Inversora Bursátil, S.A. de C.V., Casa de Bolsa Grupo Financiero Inbursa.

Pursuant to tenth provision of Circular 11-34, the Bolsa Mexicana de Valores, S.A. de C.V., has been requested to notify public investors, by means of the Boletín Bursátil, the information contained herein, pursuant to the twelfth provision of Circular 11-33 issued by the National Banking and Securities Commission.

Sincerely,

Carlos García Moreno
Chief Financial Officer


américa
móvil

AMERICA MOVIL SELLS PUERTO RICAN WIRELESS OPERATIONS TO SBC

- América Móvil sells its 50% interest in Cellular Communications of Puerto Rico to SBC International

- SBC International's stake in Telecom Americas may be acquired by América Móvil through an option within 3 years

Mexico City, January 28, 2002 - América Móvil, [BMV: AMX] [NYSE: AMX] [NASDAQ: AMOV] [LATIBEX: XAMXL], announced today that it has sold its 50% interest in Cellular Communications of Puerto Rico, Inc ("CCPR"), which operates under the brand name *Cingular Wireless*sm, to SBC International, Inc. ("SBCI"), a wholly-owned subsidiary of Texas-based SBC Communications Inc. [NYSE:SBC]

As part of the consideration for the purchase of CCPR, SBCI and América Móvil entered into a 3-year option agreement, under which América Móvil may acquire SBCI's interest in Telecom Americas Ltd., a joint venture between SBCI, Bell Canada International and América Móvil with investments in mobile wireless and broadband communications companies in Brazil and other South American countries. América Móvil currently owns 45.5% of Telecom Americas, and SBCI currently owns 12.8%.

América Móvil's exercise of the option to purchase SBCI's stake would not result in América Móvil taking control of Telecom Americas under the existing governance arrangements of Telecom Americas.

About América Móvil

América Móvil is the leading provider of wireless services in Latin America, with operations in several countries in the Americas and over 24 million wireless subscribers.
www.americamovil.com

This news release may contain or refer to other communications that may contain certain forward-looking statements that reflect the current views and/or expectations of management with respect to performance, business and future events. Forward looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance, or achievements, and may contain words like "believe", "anticipate", "expect", "envisages", "will likely result", or any other words or phrases of similar meaning. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.



AMERICA MOVIL BUYS 14% EQUITY INTEREST IN COMCEL

- Acquires minority stake held by ETB

Mexico City, January 28, 2002 - América Móvil, [BMV: AMX] [NYSE: AMX] [NASDAQ: AMOV] [LATIBEX: XAMXL], announced today that it has purchased minority interests in Colombia leading wireless operator Comunicación Celular, S.A. (Comcel) amounting to 14.0%, including the 13.75% interest held by Empresa de Telecomunicaciones de Bogotá (ETB).

Upon completion of the reorganization in progress of Telecom Americas, an América Móvil affiliate, the company's interest in Comcel will rise to approximately 92%.

About América Móvil

América Móvil is the leading provider of wireless services in Latin America, with operations in several countries in the Americas and over 24 million wireless subscribers.
www.americamovil.com